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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 18, 2006

POWERCOLD CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Nevada	**33-19584**	**23-2582701**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

115 Canfield Road La Vernia, Texas	**78121**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **830 779-5223**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01 Changes in Registrant's Certifying Accountant

On December 18, 2006, PowerCold Corporation ("the Company") received notification from the Securities and Exchange Commission ("SEC"), that Williams & Webster, P.S. Certified Public Accountants ("W&W"), terminated the auditor/client relationship with the Company. The Company filed a current report on Form 8-K December 22, 2006 to report this information.

A copy of the disclosures in the Form 8-K filed on December 22, 2006 was provided to W&W prior to the date of the filing of the report. W&W had not furnished the Company with a copy of its letter addressed to the SEC stating whether or not it agreed with the statements contained in the Form 8-K (as filed December 22, 2006) on the date the report was filed. The purpose of this amendment to the Form 8-K (as filed December 22, 2006) is to provide a copy of W&W's letter to the SEC.

The Company has not yet engaged the services of an independent registered accountant for purposes of audit opinion that might be rendered on the Company's financial statements nor has a firm been engaged to provide any written or oral advice relating to any accounting, auditing or financial issue relating to the Company.

Item 9.01. Financial Statements and Exhibits

    (c)   *Exhibits*

Exhibit #	Description
99.1	W&W letter to SEC , dated January 4, 2007

SIGNATURES

FORM 8-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POWERCOLD CORPORATION

/s/ Randy Rutledge

Randy Rutledge
Chief Financial Officer

Date: <u>January 10, 2007</u>

Exhibit 99.1

 **Williams & Webster, P.S.**
Certified Public Accountants & Business Consultants

_____

January 4, 2007

U.S. Securities & Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Re: PowerCold Corporation   Delivered via Federal Express
Commission File Number: CF #33-19584

Dear Sirs:

Concerning the statements made by the above registrant in its Form 8-K dated December 22, 2006, we disagree with the statements made by PowerCold Corporation (the "Company.") Further, we wish to advise you of the following facts:

1. We notified the Company in a letter dated June 29, 2006 that as of June 28, 2006 we determined that certain audit evidence provided to us during the audit of PowerCold Corporation's December 31, 2004 financial statements may have been misleading and incorrect. In the same letter, we requested that the Company provide us with detailed contract costs and documentation on major contracts recorded as revenue by the Company's subsidiary, Powercold ComfortAir Solutions, Inc. This was never furnished to us. (Exhibit A.)

2. We notified the Company in a letter dated July 6, 2006 that the audit evidence provided to us during the audit of PowerCold Corporation's December 31, 2004 financial statements was in fact both misleading and incorrect and thereby caused the filed financial statements for 2004 to be unreliable. We also notified the Company that certain balances on the filed financial statements for 2005 were not reliable. In this same letter, we notified the Company that we were withdrawing our audit reports for 2004 and 2005 until such time as corrected and restated financial statements may be filed. (Exhibit B.)

3. The Company then filed a Form 8-K on July 10, 2006 advising the Commission of our firm's withdrawal of audit reports for 2004 and 2005.

4. Subsequently the Company filed without our consent or knowledge on August 11, 2006 a 10-K/A which contained our formally withdrawn audit report on 2004 and 2005.

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201
Phone (509) 838-5111 • Fax (509) 838-5114 • www.williams-webster.com

5. After numerous, unsuccessful telephone calls to the Company, we notified the Company in a letter dated September 6, 2006 that, unless the offending 10-K/A was amended to withdraw our audit report, we would be compelled to withdraw as the Company's auditors and notify the Commission about this matter. The Company then filed a Form 10-K/A-2 on September 7, 2006 without our audit report. (Exhibit C.)
6. Thereafter, our firm had intermittent communications with PowerCold in September and October. In a November 2, 2006 letter to PowerCold, we notified the Company that certain matters came to our attention which caused our firm to lack confidence in representations made by PowerCold and that we were unwilling to provide any services to PowerCold. On November 9, 2006, we notified PowerCold Corporation that we were terminating the client auditor relationship. The letter was sent to the address appearing on PowerCold Corporation's letterhead. Because the Company did not file an 8-K notifying the Commission about the termination of the client-auditor relationship, we notified the Commission in a letter dated November 10, 2006.
7. We take exception to the new chief financial officer's assertion that during 2004 and 2005 our firm assisted in compiling PowerCold's financial statements. This statement is false. Our firm does not prepare or compile financial statements for public company registrants. During 2004 and 2005, we did review PowerCold's quarterly financial statements and we did find errors and deficiencies in their financials and we did advise the Company of necessary corrections.

Sincerely,

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington

Copies faxed and e-mailed to:

Frank Simola-CEO	(215) 248-2954,	frank.simola@verizon.net
Randy Rutledge-CFO	(830) 253-8181,	rrutledge@powercold.com
Charles Cleveland-Counsel	(509) 326-1872,	clevelaw@my180.net